Cecily Brown

5 EXITS. $10M+

DISTRIBUTED BACK



99% PROGRESS

INVEST NOW

5 Previous Exits

Cecily Brown is our most-exited artist, meaning our team has conviction in our ability to buy and sell in her market at the right time. See the two exits that are similar to our new offering:



Cecily Brown
Masterworks 028

Annualized Net Return (686 Days Held)	35.0%
Initial Offering Size	$899K
Sold For	$1.80M
Profit from $10K investment	$7.6K After Fees



Cecily Brown
Masterworks 151

Annualized Net Return (259 Days Held)	77.3%
Initial Offering Size	$1.28M
Sold For	$2.10M
Profit from $10K investment	$5.0K After Fees

Past performance not indicative of future results.

Cecily Brown's Market

Brown's paintings have appreciated 94% of the time they has returned to auction. Even more impressive her median appreciation rate was 17.9%, an incredibly high figure across more than two decades. Compare that to the median S&P returns below:


Median Appreciation Rate ('00-'24)
CECILY BROWN
17.9%
S&P 500
11.2%

Across 33 repeat auction sales ('00-'24).

'Value Buy' Opportunity

Our acquisitions team privately negotiated a great deal on this painting, so we're able to offer it below it's internally appraised value.

$1.49M	$1.75M
Offering Size	Appraised Value



~14.3% Below Appraised Value

INVEST NOW

99% PROGRESS

See the offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Previous exits are not included in set of similar sales to Masterworks Offering, which are paintings by Cecily Brown with the following criteria: Works created from 2000 to present, that measure from 20 inches by 20 inches to 50 inches by 50 inches, excluding overtly figurative works and Bend Sinister (2002), which sold on November 18, 2021, at Sotheby's Contemporary Art Evening Auction for $6,353,700 due to its subjectively higher quality. NOTE: all similar sales are on canvas/linen.

Auction House estimates are based on the condition, rarity, quality and provenance of the lot and on prices recently paid at auction for similar property. Estimates can change. Neither you, nor anyone else, may rely on any estimate as a prediction or guarantee of the actual selling price of a lot or its value for any other purposes. Estimates do not reflect the final hammer price and do not include buyer's premium, or any applicable taxes or charges or artist's resale royalty.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Celebrity affiliation with artist is not an endorsement of Masterworks or Masterworks Offerings.